Exhibit 99.64

99.64 News Release Dated July 24, 2014

INVESTOR RELATIONS CONTACT:
Craig Armitage
(416) 815-0700 ext. 278
carmitage@tmxequicom.com

FOR IMMEDIATE RELEASE	Toronto Stock Exchange Symbol: DND

CIPHER PHARMACEUTICALS AND RANBAXY ANNOUNCE DISTRIBUTION AGREEMENT FOR ISOTRETINOIN PRODUCT IN BRAZIL

MISSISSAUGA, Ontario, July 24, 2014 – Cipher Pharmaceuticals Inc. (TSX: DND) today announced it has entered into a definitive distribution and supply agreement with Ranbaxy Laboratories Ltd. (“Ranbaxy”) under which Cipher has granted Ranbaxy the exclusive right to market, sell and distribute Cipher’s isotretinoin capsules in Brazil. This agreement extends the current relationship with Ranbaxy, which markets and distributes Cipher’s isotretinoin product in the United States under the brand Absorica™.

Ranbaxy plans to promote the product through a brand dermatology division in Brazil. Cipher’s isotretinoin formulation is expected to be a flagship product in Ranbaxy’s dermatology franchise in Brazil, once it achieves regulatory approval.

“Ranbaxy has been an excellent partner on our isotretinoin product and is a logical choice to commercialize it in Brazil,” said Shawn O’Brien, President and Chief Executive Officer of Cipher Pharmaceuticals. “Brazil is the largest isotretinoin market in Latin America, with annual sales exceeding CDN$50 million, and the market has been growing solidly, providing a compelling opportunity for our novel formulation.”

Under the terms of the agreement with Ranbaxy, Cipher will receive an upfront payment and is eligible for additional pre-commercial milestone payments. Cipher will supply the product to Ranbaxy and product manufacturing will be done by Cipher’s partner, Galephar Pharmaceutical Research. Ranbaxy will be responsible for all regulatory related activities associated with gaining and maintaining regulatory approval of the product in Brazil.

Cipher’s isotretinoin product is a novel formulation of isotretinoin, which is used in the treatment of severe recalcitrant nodular acne. Isotretinoin is the most effective severe acne therapy available to teenagers who suffer from acne. The product is marketed in the United States as Absorica™ and in Canada as Epuris®.

About Ranbaxy Laboratories Limited

Ranbaxy Laboratories Limited is an integrated, research based, international pharmaceutical company producing a wide range of quality, affordable generic medicines, trusted by healthcare professionals and patients across geographies. Ranbaxy’s continued focus on R&D has resulted in several approvals, in developed and emerging markets many of which incorporate proprietary Novel Drug Delivery Systems (NDDS) and technologies, developed at its own labs. The company has further strengthened its focus on generics research and is increasingly working on more complex and specialty areas. Ranbaxy serves its customers in over 150 countries and has an expanding international portfolio of affiliates, joint ventures and alliances, ground operations in 43 countries and manufacturing operations in 8 countries. Ranbaxy is a member of the Daiichi Sankyo Group. Through strategic in-licensing opportunities and its hybrid business model with Daiichi Sankyo, a leading global pharma innovator headquartered in Tokyo, Japan, Ranbaxy is introducing many innovator products in markets around the world, where it has a strong presence. This is in line with the company’s commitment to increase penetration and improve access to medicines, across the globe. For more information, please visit www.ranbaxy.com.

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (TSX: DND) is a growing specialty pharmaceutical company with three commercial products and a fourth in development. Our product candidates are typically improved formulations of successful, currently marketed drugs. We in-license a product, manage the required clinical development and regulatory approval process, and either out-license it to a marketing partner, or, in Canada, we may market the product ourselves. Our core capabilities are in clinical and regulatory affairs, product licensing, supply chain management, and marketing and sales. Since the Company was founded in 2000, we have achieved final regulatory approval in the U.S. and Canada for all three of our original products and completed eight marketing partnerships, generating growing licensing revenue.

Forward-Looking Statements

Statements made in this news release, other than those concerning historical financial information, may be forward-looking and therefore subject to various risks and uncertainties. The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.  Factors that could cause results to vary include those identified in the Company’s Annual Information Form and other filings with Canadian securities regulatory authorities. These factors include, but are not limited to; the applicability of patents and proprietary technology; patent litigation and patent infringement; regulatory approval of products in the Company’s pipeline; marketing of products; meeting projected drug development timelines and goals; product liability and insurance; dependence on strategic partnerships and licensees; concentration of the Company’s revenue; substantial competition and rapid technological change in the pharmaceutical industry; the publication of negative results of clinical trials of the Company’s products; the ability to access capital; the ability to attract and retain key personnel; changes in government regulation or regulatory approval processes; dependence on contract research organizations; third party reimbursement; the success of the Company’s strategic investments; the possibility of shareholder dilution; market price volatility of securities; and the existence of significant shareholders. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

For more information, please contact:

Craig Armitage	Shawn Patrick O’Brien
Investor Relations	Chief Executive Officer
TMX Equicom	Cipher Pharmaceuticals
(416) 815-0700 ext 278	(905) 602-5840 ext 325
(416) 815-0080 fax	(905) 602-0628 fax
carmitage@tmxequicom.com	sobrien@cipherpharma.com